[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 299/2003
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                                                                DATE: 11/17/2003

         According with the quotations of the oil products commercialized in the international market, beginning as of tomorrow, the average weighted price for the jet fuel will change from 2,738.94 to 2,622.73 per cubic meter (one thousand liters).

         As may be remembered, from November 22, 1990, the jet fuel price in our country is fluctuating according to the international market quotations, with the purpose of preserving its competitiveness.

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